 CONSENT OF QUALIFIED PERSON

TO: Alberta Securities Commission

 British Columbia Securities Commission

 Manitoba Securities Commission

 Financial and Consumer Affairs Authority of Saskatchewan

 Ontario Securities Commission

 Financial and Consumer Services Commission (New Brunswick)

 Nova Scotia Securities Commission

 Prince Edward Island Office of the Superintendent of Securities

 Superintendent of Securities (Newfoundland and Labrador)

AND TO: Loncor Gold Inc. (formerly named Loncor Resources Inc.) ("Loncor")

RE: Technical report of Minecon Resources and Services Limited prepared for Loncor dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo" (the "Technical Report")

I, Daniel Bansah, consent to the public filing of the Technical Report by Loncor on SEDAR and EDGAR.  I certify that I have read the press release of Loncor dated April 27, 2021 (the "Press Release") and the Press Release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the Press Release.  I also consent to the use of any extracts from or summary of the Technical Report in the Press Release and otherwise by Loncor from time to time, including (i) in documents filed by Loncor on SEDAR and EDGAR and (ii) on Loncor’s website.

DATED the 11th day of June, 2021.

(signed)  "Daniel Bansah"

Daniel Bansah

Chairman and Managing Director

Minecon Resources and Services Limited

P.O. Box CT 4096 Cantonments, Accra Email: Info@mineconrsl.com Reg. #: CS534422014 TIN: C0004411838 Bankers: Ecobank Ghana Limited, A & C Mall Branch, Accra.	No. 8 Kweku Mensah Street Adjiringanor, Accra Website: www.mineconrsl.com